UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 20, 2024

KINTARA THERAPEUTICS, INC.

(Exact name of Registrant as Specified in Its Charter)

Nevada	001-37823	99-0360497
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9920 Pacific Heights Blvd Suite 150
San Diego, California		92121
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (858) 350-4364

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	KTRA	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

On September 20, 2024, Kintara Therapeutics, Inc. ( “Kintara”) convened and then adjourned its 2024 Special Meeting of Stockholders (the “Special Meeting”) being held to consider and vote on the following proposals: (a) the proposal to approve the issuance of shares of common stock of Kintara (the “Common Stock”) issuable in connection with the Agreement and Plan of Merger, dated as of April 2, 2024 (the “Merger Agreement”), by and among Kintara, TuHURA Biosciences, Inc. (“TuHURA”) and Kayak Mergeco, Inc. (“Merger Sub”); (b) the proposal to approve, pursuant to Nevada Revised Statutes 78.2055, a reverse stock split of only the outstanding shares of Kintara’s Common Stock and other outstanding securities of Kintara (with no change to the authorized capital stock of Kintara) at a ratio ranging from 1-for-20 to 1-for-40, with such ratio to be determined in the discretion of Kintara’s board of directors and with such reverse stock split to be effected at such time and date as determined by Kintara’s board of directors in its sole discretion; (c) the proposal to approve an increase in the number of authorized shares of Kintara’s Common Stock to 400,000,000, to be effected at such time and date as determined by Kintara’s board of directors in its sole discretion (the “Charter Proposal”); (d) the proposal to approve the TuHURA Biosciences, Inc. 2024 Equity Incentive Plan, which was approved by Kintara’s board of directors on August 7, 2024 subject to stockholder approval at the Special Meeting and upon consummation of the merger of Merger Sub with and into TuHURA (the “Merger”), with TuHURA surviving the Merger as a wholly-owned subsidiary of Kintara; (e) the proposal to approve a change the state of incorporation of Kintara from the State of Nevada to the State of Delaware (the “Reincorporation”) and the plan of conversion attached to the proxy statement/prospectus as Annex D including the certificate of incorporation of Kintara following consummation of the Reincorporation attached to the proxy statement/prospectus as Annex G (the “Reincorporation Proposal”); (f) the proposal to approve, in a non-binding advisory vote, certain compensation payments that will or may be made to one of Kintara’s named executive officers, Robert E. Hoffman, in connection with the Merger; and (g) the proposal to adjourn the Special Meeting for the purposes of soliciting additional proxies if any of proposals (a)-(f) above (collectively, the “Kintara Proposals”) do not receive a sufficient number of votes for approval (the “Adjournment Proposal”).

Present at the Special Meeting, in person or by proxy, were holders of 31,612,582 shares of Kintara’s Common Stock and Series C Preferred Stock (on an as-converted basis) as of August 14, 2024 (the “Record Date”), representing at least one-third of the voting power of the capital stock issued and outstanding and entitled to vote at the Special Meeting as the Record Date, which constituted a quorum for the transaction of business. At the time of the Special Meeting, there were insufficient votes to approve the Charter Proposal and the Reincorporation Proposal. As a result, the only matter voted upon at the Special Meeting was the Adjournment Proposal. Kintara’s stockholders approved the Adjournment Proposal and the Special Meeting was adjourned to 9:00 a.m. Eastern Time on October 4, 2024, to allow additional time for stockholders to vote on the Kintara Proposals.

The votes cast with respect to the Adjournment Proposal were as follows:

The Adjournment Proposal – Adjourning the Special Meeting to solicit additional proxies to approve the Kintara Proposals:

Votes For	Votes Against	Abstentions
24,945,610	6,079,445	587,527

The stockholders approved the Adjournment Proposal.

Accordingly, the Special Meeting was adjourned to 9:00 a.m., Eastern Time, on October 4, 2024, via the Internet. Kintara’s stockholders of record as of the Record Date will continue to be entitled to vote at the reconvened Special Meeting. Stockholders may attend the Special Meeting at the website address www.viewproxy.com/kintarasm/2024.

Item 7.01 Regulation FD Disclosure.

On September 20, 2024, Kintara Therapeutics, Inc. (“Kintara”) issued a press release announcing the adjournment of the Special Meeting to 9:00 a.m., Eastern Time, on October 4, 2024 to allow additional time for stockholders to vote on the Kintara Proposals. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated by reference herein.

The information in this Current Report on Form 8-K under Item 7.01, including the information contained in Exhibit 99.1, is being furnished to the Securities and Exchange Commission (the “SEC”), and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by a specific reference in such filing.

Additional Information about the Proposed Merger and Where to Find It

This Current Report on Form 8-K does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This Current Report on Form 8-K relates to the proposed Merger of Kintara and TuHURA. In connection with the proposed Merger, Kintara has filed a Registration Statement on Form S-4 and a definitive proxy statement and a final prospectus of Kintara (the “proxy statement/prospectus”). This registration statement was declared effective on August 13, 2024 and Kintara has filed or may file other documents regarding the proposed Merger with the SEC. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KINTARA, TUHURA, THE PROPOSED MERGER AND RELATED MATTERS THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED MERGER. A definitive proxy statement/prospectus has been sent to Kintara’s stockholders. Investors and security holders will be able to obtain these documents (when available) free of charge from the SEC’s website at www.sec.gov. In addition, investors and stockholders should note that Kintara communicates with investors and the public using its website (www.kintara.com), the investor relations website (https://www.kintara.com/investors) where anyone will be able to obtain free copies of the definitive proxy statement/prospectus and other documents filed by Kintara with the SEC, and stockholders are urged to read the definitive proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the proposed Merger.

Participants in the Solicitation

Kintara, TuHURA and their respective directors and executive officers and other members of management and employees and certain of their respective significant stockholders may be deemed to be participants in the solicitation of proxies from Kintara stockholders in respect of the proposed Merger. Information about Kintara’s directors and executive officers is available in Kintara’s proxy statement, which was filed with the SEC on May 17, 2024 for the 2024 Annual Meeting of Stockholders, Kintara’s Annual Report on Form 10-K for the fiscal year ended June 30, 2023, which was filed with the SEC on September 18, 2023 and the definitive proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holding or otherwise, has been and will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed Merger when they become available. Investors should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the SEC and Kintara as indicated above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, consent, authorization, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K and the communication attached hereto as Exhibit 99.1 contain forward-looking statements based upon Kintara’s and TuHURA’s current expectations. This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are identified by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “should,” “would,” “project,” “plan,” “expect,” “goal,” “seek,” “future,” “likely” or the negative or plural of these words or similar expressions. These statements are only predictions. Kintara and TuHURA have based these forward-looking statements largely on their then-current expectations and projections about future events, as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond each of Kintara’s and TuHURA’s control, and actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: (i) the risk that the conditions to the closing or consummation of the proposed Merger are not satisfied, including the failure to obtain Kintara stockholder approval for the proposed Merger; (ii) uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of Kintara and TuHURA to consummate the transactions contemplated by the proposed Merger; (iii) risks related to Kintara’s and TuHURA’s ability to correctly estimate their respective operating expenses and expenses associated with the proposed Merger, as applicable, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the resulting combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; (iv) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the proposed Merger by either Kintara or TuHURA; (v) the effect of the announcement or pendency of the proposed Merger on Kintara’s or TuHURA’s business relationships, operating results and business generally; (vi) costs related to the proposed Merger; (vii) the outcome of any legal proceedings that may be instituted against Kintara, TuHURA, or any of their respective directors or officers related to the Merger Agreement or the transactions contemplated thereby; (vii) the ability of Kintara or TuHURA to protect their respective intellectual property rights; (viii) competitive responses to the proposed Merger; (ix) unexpected costs, charges or expenses resulting from the proposed Merger; (x) whether the combined business of TuHURA and Kintara will be successful; (xi) legislative, regulatory, political and economic developments; and (xii) additional risks described in the “Risk Factors” section of Kintara’s Annual Report on Form 10-K for the fiscal year ended June 30, 2023, and the registration statement on Form S-4 related to the proposed Merger filed with the SEC. Additional assumptions, risks and uncertainties are described in detail in Kintara’s registration statements, reports and other filings with the SEC, which are available on Kintara’s website, and at www.sec.gov. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Neither Kintara nor TuHURA can assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this communication relate only to events as of the date on which the statements are made. Except as required by applicable law or regulation, Kintara and TuHURA undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description
99.1	Press Release of Kintara Therapeutics, Inc. issued September 20, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KINTARA THERAPEUTICS, INC.

Date: September 20, 2024	By:	/s/ Robert E. Hoffman
Name: Robert E. Hoffman
Title: Chief Executive Officer